Exhibit 99.3

First Quarter 2004 Earnings Jacques ESPINASSE Senior Executive Vice President and Chief Financial Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

(1) For a reconciliation of net income (loss) to adjusted net income (loss) please refer to slide 23 of the present document. (2) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. (3) Defined as cash flow from operations excluding the minority stake. (4) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. (5) Actual numbers. (6) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions has occurred at the beginning of 2003. Very encouraging results... First Quarter 2004 Performance Overview

Consolidated First Quarter 2004 Income Statement

Canal+ Group UMG VU Games VUE SFR Cegetel Group Maroc Telecom Holding Other * Q1 2003 PF 44.8 -28.3 -24.2 213 465 138 -70.7 -7 Q1 2004 74.1 -16.4 -45 246 552 161 -46 4 Details by business (pro forma at actual exchange rates): SFR Cegetel Group Maroc Telecom UMG VUE Canal+ Group VU Games Holding 56% 35% 86% 92% 100% 99% 100% In € million, French GAAP Note: The % of economic interest is provided for informational purposes only. The reported numbers are 100% consolidated. * Correspond to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses. Total Group Pro Forma operating income up 27% at actual exchange rates Up 32% on constant currency basis First Quarter 2004 Pro Forma Operating Income 2003PF 2004 730.5 929.8 731 930 Q1 2003 PF Q1 2004 56% 35% 92% 86% 100% 99% 100% Other * 100% 100%

Overview of Net Debt Evolution Jan. 1 2003 Pro forma Dec. 31, 2002 Acquisitions, net CFFO Financing expenses & Taxes Dividends paid to minorities Debt Adjustment Dec. 31, 2003 May 12, 2004 Est -11.6 -10.4 -10.4 -10.7 -11.5 0 -16.3 -11.6 -0.1 -1.3 -0.3 -0.8 -0.1 -11.6 -7 -2 - 11.6 -11.6 - 0.1 +1.3 - 0.8 - 0.3 Dec. 31, 2003 Acquisitions, net of divestitures Consolidated cash flow from operations Financing expenses & Taxes Dividends paid to minorities Other debt adjustments including foreign exchange March 31, 2004 - 0.1 Jan. 1, 2003 pro forma* - 16.3 * Pro forma for the € 4 billion acquisition of 26% of SFR Cegetel Group in January 2003 In € billion, French GAAP Q1 2004 May 12, 2004 <-7.0

Divestitures Total consideration Total consideration Assets sold during 2nd half 2002 6.6 6.6 Assets sold in 2003 2.9 2.9 Assets sold during Q1 2004 0.1 0.1 VUE transaction in May 2004 5.0 5.0 Transactions signed but not closed in 2004 ~0.6 ~0.6 Total closed or signed at end-May 2004 ~ 15.2 ~ 15.2 Other divestitures expected by end-2004 ~ 1 ~ 3 Total divestitures expected ~ 16 ~ 18 In € billion Closing of the NBC Universal transaction: Deal value: VUE at $14.2 billion; NBCU at $43 billion pre-synergies VU received 18.5% of NBCU (20% controlled) VU received $3.4 billion in net cash proceeds (i.e. €2.9 billion) Net debt reduction of $5.9 billion (i.e. €5 billion)

Estimated Debt Situation before and after the NBCU Closing End March 2004 NBCU impact End March 2004 pro forma post NBCU Secured debt Bank facilities (€ 3bn + € 2.5bn + € 0.2bn = € 5.7bn) VUE securitization & Term loan B ($1,670m) Promissory note to NBCU (related to Pref. A) Capital Leases 4.5 2.9* 1.4 0.2 -3.7 -2.9 -1.4 0.6 0.8 - - 0.6 0.2 Unsecured subsidiary debt Preferred A ($787m) Preferred B ($1,775m) Other subsidiaries 3.7 0.7 1.5 1.5 -2.2 -0.7 -1.5 1.5 - - 1.5 Other unsecured debt New syndicated bank facility (€ 2.7bn) €High Yield 2010 €High Yield 2008 Vinci and Sogecable exchangeable bond NPV of cash coupons of Pref. B, net of taxes Others 4.9 1.1 1.3 1.1 1.4 0.3 0.3 5.2 Undrawn 1.1 1.3 1.1 0.3 1.4 Gross debt 13.1 -5.6 7.5 Cash at Group VU level -1.5 0.6 -0.9 Net debt 11.6 -5.0 6.6 Undrawn credit facilities 2.8 -0.1 2.7 In € billion * Amount drawn out of the € 5.7 billion

Credit Rating Upgrade from Fitch to BBB- with stable outlook The rating reflects: Strong management execution of its asset disposals with the sale of 80% of VU's interest in VUE to NBC, Strong management focus on cash flow generation, Increase in VU's financial flexibility with €5.7 billion secured facilities replaced by €2.7 billion unsecured facility, Significant dividend flows from SFR Cegetel Group and Maroc Telecom, Ongoing improvement in VU's operating performance. Should the €2.2 billion Veolia Environnement call options be exercised, this would trigger a rating review.

Tender Offer for the High-Yield Notes Title of Senior Notes Outstanding Principal Amount Acceptance Priority Level Purchase Price (1) Consent Payment (1) Total Consideration (1) 9.25% due 2010 $935,000,000 1 $1,140.00 $30.00 $1,170.00 6.25% due 2008 $975,000,000 2 $1,015.00 $30.00 $1,045.00 9.50% due 2010 €325,000,000 3 €1,160.00 €30.00 €1,190.00 6.25% due 2008 €500,000,000 4 €1,042.50 €30.00 €1,072.50 (1) Per $1,000 principal amount or €1,000 principal amount, as the case may be (1) Per $1,000 principal amount or €1,000 principal amount, as the case may be (1) Per $1,000 principal amount or €1,000 principal amount, as the case may be (1) Per $1,000 principal amount or €1,000 prin cipal amount, as the case may be (1) Per $1,000 principal amount or €1,000 principal amount, as the case may be (1) Per $1,000 principal amount or €1,000 principal amount, as the case may be Transaction structure Up to € 1 billion cash deployed Focus on $-denominated debt through "waterfall" mechanism Bond tender and consent solicitation linked Total consideration close to prior day's pre-launch closing price Holders must respond by June 8 to receive total consideration; offer expires on June 24

Tender Offer for the High-Yield Notes Transaction rationale Further step in VU's financial restructuring with a substantial decrease in the future cost of debt: approximately € 65 million per annum from 2005 By re-deploying cash proceeds from disposals in an efficient manner, demonstrates to investors and rating agencies VU's commitment towards the efficient use of funding sources and active debt management Accelerates removal of "fall away" high yield covenants

The Group Reiterates its 2004 Guidance Below €5 billion after the sale of Veolia shares Net debt - year end Adjusted Net income Cash Flow from operations Operating income Very strong growth Stable on a pro forma basis (1) Strong growth on a pro forma basis (1) 2004 assumption: €1=$1.20 Pro Forma: - Excludes VUE and Telepiu - Excludes dividends received from NBC Universal (2) Actual numbers 2004 Guidance (1) 2003 Pro Forma (1) €2,265m €2,880m €349m (2) €11.6bn (2)

2004 Priorities To continue to focus on debt reduction through: Sale of non-core assets; Focus on cash flow from operations within businesses; Further reductions in holding & corporate costs. To improve our businesses performance: Continue to strengthen Canal+ Group's performance; Improve Universal Music Group and Vivendi Universal Games operations; Launch 3G at SFR.

Business Performance

# Canal+ Group: First Quarter 2004 Performance

CANAL+ GROUP

## First quarter 2004

| In € million – French GAAP | 1st quarter ended March 31, | | | Pro forma Growth 2004/2003 | Comparable growth * |
|---|---|---|---|---|---|
| | 2004 | 2003 pro forma | 2003 comparable basis | | |
| Revenue | 923 | 930 | 856 | -1% | 8% |
| Operating Income | 74 | 45 | 44 | 64% | 68% |
| Operating Margin | 8% | 5% | 5% | + 3 points | + 3 points |

## 2004 Guidance

- Revenue: approximately €3.3 billion
- Operating income above €130 million
- Cash flow from operations: close to operating income

* Comparable basis essentially illustrates the effect of the divestitures of Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc

## Revenue up 8% on a comparable basis:

- **French Pay TV up 7%:**
  - All pay television operations grew in the quarter
  - Premium channel:
    - Larger audience, higher satisfaction rate
    - Gross adds up 20% compared to Q1 2003
- **StudioCanal up 28%:**
  - Revenues growth driven by the releases of *Les Rivières Pourpres 2*, *Podium* and *RRRrrrr!!!*, and continuing DVD sales of *Les Nuls L'intégrule*

## Operating Income up 68% on a comparable basis:

- French Pay TV up 76%
  - Strong improvement driven by the Premium Channel's savings with positive impact of the cost control process
- StudioCanal's operating income doubled, mostly due to revenue growth

VIVENDI UNIVERSAL

May 27, 2004 – unaudited

14

Music: First Quarter 2004 Performance Revenue down 5% at constant currency: Growth in the U.K., Germany and Latin America was more than offset by declines in North America and France Unfavorable 2003 Q1 basis with 50 Cent strong sales Top 5 sellers: Kanye West, Guns N' Roses' greatest hits, The Black Eyed Peas, Sheryl Crow and No Doubt Operating Income up from €(28) million to €(16) million: Improvement driven by cost savings: lower marketing and overhead expenses Partly offset by the margin impact of the drop in sales volumes and the increase in catalog amortization expenses (from 20 to 15 years) First quarter 2004 2004 Guidance Worldwide revenue is projected to decline slightly at constant currency along with the industry Operating income expected to grow compared to 2003 Cash flow from operations: below 2003 level

Vivendi Universal Games: First Quarter 2004 Performance Revenue down 17% at constant currency: Significant inventory disposal sales early 2003 Lower unit sales Top selling products were Baldurs Gate Dark Alliance 2, The Simpsons Hit & Run and Counter Strike Condition Zero Operating loss increased from €24 million to € 45 million, due to: Non-recurring costs associated with the turn-around plan Change in estimate resulting in substantially all internal development costs being expensed as incurred Titles cancelled and carrying value of other titles reduced First quarter 2004 2004 Guidance Revenue: decline in a transition year Operating Income: improvement but still negative Cash flow from operations: improvement but still negative

Vivendi Universal Entertainment: First Quarter 2004 Performance Revenue up 27% on a comparable basis at constant currency: Universal Pictures Group: +35% Stronger video performance with American Wedding, Cat in the Hat, The Rundown, Intolerable Cruelty and Lost in Translation Theatrical performance was driven by Along Came Polly and Dawn of the Dead Universal Television Group: +15% Stronger advertising and affiliate revenues (+14%) Increased licensing revenues including for Law & Order: Special Victims Unit Operating Income up 27% on a comparable basis at constant currency: Growing thanks to strong revenues Universal Pictures Group: +2% Universal Television Group: +33% Universal Parks & Resorts: +25% First quarter 2004 Excel.Sheet.8 2004 Guidance Revenues: up versus 2003 Operating income: flat with 2003 Cash flow from operations: down versus 2003 * Comparable basis illustrates the effect of the divestiture of Spencer Gifts

SFR Cegetel Group: First Quarter 2004 Performance Revenue up 14% on a comparable basis * : Mobile, up 15% to €1,755 million: Continuing growth trend of customer base 12-month rolling ARPU up 3% to €435 Favorable customer mix: 58.5% post paid versus 54.2% in 1Q 2003 Non voice ARPU up 49% to €43 yoy, driven by strong growth of SMS volumes and take-off of other data services Fixed, up 9% to €303 million: Launch of the broadband Internet activity of Cegetel, following merger between retail and backbone at the end of 2003 Operating Income up 17% on a comparable basis*: Mobile, up 18% to €557 million thanks to growing revenues and strong control of customers acquisition and retention costs Fixed telephony operating loss from €1 to €5 million: higher revenues more than offset by DSL retail start up costs First quarter 2004 2004 Guidance Revenue: grow more than 7% (excluding mobile-to-mobile) Operating Income: grow by more than 13% Cash flow from operations: grow by approximately 7% * Comparable basis illustrates the full consolidation of Telecom Developpement as if the merger with Cegetel had occurred at the beginning of 2003 *

Maroc Telecom: First Quarter 2004 Performance Maroc Telecom: First Quarter 2004 Performance Revenue up 9% at constant currency: Fixed : +4% Growth in the customer base by 35 000 lines compared to end 2003 Strong incoming international revenue Mobile: +15% Growth in the customer base by 139 000 lines compared to end 2003 Strong outgoing traffic and roaming revenue, higher handset revenue and increasing fixed incoming traffic Operating Income up 20% at constant currency: Due to revenue growth and efficient control of costs and lower bad debts Despite higher fixed termination costs and higher number of handsets sold First quarter 2004 2004 Guidance Revenue: slight increase in Dirhams Operating margin: remain stable Cash flow from operations: slight decrease

Details on First Quarter 2004 Accounts

Note: The % is provided for informational purposes only. The reported numbers are 100% consolidated. * The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. ** Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions has occurred at the beginning of 2003. First Quarter 2004 Segment Revenues

First Quarter 2004 Segment Operating Income Note: The % is provided for informational purposes only. The reported numbers are 100% consolidated. * The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. ** Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions has occurred at the beginning of 2003.

First Quarter 2004 Operating Income Details

First Quarter 2004, Adjusted Net Income (non GAAP)

P&L Details - First Quarter 2004 In € million - French GAAP Q1 2004 Q1 2003 Financing expense (162) (180) Average cost of gross debt 5.27% 4.34% Average gross debt (in € billion) 13.0 18.9 Foreign exchange losses 0 (80) Other financial expenses, net of provisions (121) (66) of which items excluded from Adjusted net income (117) (52)

P&L Details - First Quarter 2004 In € million - French GAAP Q1 2004 Q1 2003 Taxes €(297) €(307) Current / non-recurring Taxes on current income €(333) €(246) Deferred taxes & Other €36 €(61) Cash taxes €(147) €(228)

P&L Details - First Quarter 2004 In € million - French GAAP Q1 2004 Q1 2003 Equity in (losses) earnings of unconsolidated companies 45 (72) of which: Elektrim Telekomunikacja 47 * (27) VUE's theme parks (19) (35) * Including a capital gain of €49 million on Elnet divestiture in Q1 2004

Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third Avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, and expressly disclaims any obligation, to provide updates or revise any forward-looking statements. Important Legal Disclaimer